Amerityre Corporation

1501 Industrial Road

Boulder City, Nevada 89005

June 30, 2006

VIA EDGAR

United States Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Division of Corporation Finance

Re:	Amerityre Corporation
Registration Statement on Form S-3
File No. 333-134476

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Amerityre Corporation (“Amerityre”), hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective at 4:00 p.m. Eastern time, on Wednesday, July 5, 2006, or as soon thereafter as practicable.

In connection with this acceleration request, Amerityre acknowledges the following:

The disclosure in the filing is the responsibility of Amerityre. Amerityre acknowledges that comments by the staff of the United States Securities and Exchange Commission (the “Commission”) or changes in response to staff comments in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. Amerityre also represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and Amerityre represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amerityre further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve Amerityre from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

United States Securities and Exchange Commission

June 30, 2006

Very truly yours,

Amerityre Corporation

By:	/s/ Elliott N. Taylor
Elliott N. Taylor
Authorized Officer